December 7, 2011

VIA EDGAR

Mr. Tom Kluck

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	WestMountain Index Advisor, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed November 15, 2011 File No. 333-176770

Dear Mr. Kluck:

Reference is made to the Staff’s comment letter dated November 30, 2011 (the “Staff’s Letter”) to WestMountain Index Advisor, Inc. (the “registrant”).  The registrant hereby submits the following responses to the comments contained in the Staff’s Letter with respect to the registrant’s Registration Statement on Form S-1 that was filed with the SEC on September 9, 2011 and was amended on October 18, 2011 and November 15, 2011.

For convenience of reference, each comment contained in the Staff’s Letter is reprinted below, numbered to correspond with the paragraph numbers assigned in the Staff’s Letter, and is followed by the corresponding response of the registrant.

SEC Comments

General

1.	Please continue to monitor the updating requirements of Rule 8-08 of Regulation SX.

Effect to this comment will be given in Amendment 3, which will be filed the week of December 13, 2011 and which will include Form 10-K for the year ended October 31, 2011.

2.	We have considered your response to our prior comment 1. Please clarify for us whether any of the amounts contributed to the Raven JV for the exploration of the mining properties is applied towards the total investment of $6,000,000 required for the company to acquire a 51% interest in the venture. Additionally, please tell us the section of Industry Guide 7 you have relied upon to support your accounting conclusions.

All of the amounts contributed to the Raven JV for the exploration of the mining properties are applied towards the total investment of $6,000,000 for the company to acquire a 51% interest in the venture. There is no gradual ownership earn in until the $6,000,000 is incurred. As of October 31, 2011, WMNT’s percentage of ownership was 0%.

The Company follows the guidance in Industry Guide 7 for matters related to disclosures. The Company has reviewed EITF 04-06 related to production stage capitalization of stripping costs. Since the Company is not in production stage and lacking other guidance, the Company has followed ASU 720-Other Expenses which states, “Some costs incurred in an entity’s oil and gas-producing activities do not result in acquisition of an asset, therefore, shall be charged to expense immediately.” These costs include Geological and geophysical costs; the costs of caring and retaining undeveloped properties; and the costs of drilling those exploratory and exploratory-type stratigraphic test wells that do not find proved reserves. We realize that this guidance refers to oil and gas, but lacking other guidance for extractive industries we followed this guidance

This nearly produces the same accounting result as if we consolidated the joint venture. We would record an investment on WMNT’s books and equity on the joint venture’s books which would be eliminated at the consolidated level. The joint venture holds no other assets or liabilities and all money paid to the joint venture, to be applied to WMNT’s ownership percentage, is being used solely for exploration expenses.

3.	We note your response to prior comment 1 in which you state that you have capitalized mineral rights to the property known as Fish Creek 1-5. Your disclosure on page F-10 appears to indicate that $250,000 was capitalized for such rights and that you have made payment to Ben Porterfield through stock issuance for such rights. Please clarify what the $150,000 cash payment to Ben Porterfield as well as the $50,000 payment due in October 2011 represents. In your response, tell us how you have accounted for these payments and whether or not these payments represent mineral rights.

The Company has acquired the mineral rights to the property known as Fish Creek I-5 from Ben Porterfield. WMNT owns these rights exclusive from the JV agreement with Raven. The stock issuances and cash payments have been capitalize as mineral rights.

The registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 208-265-5858 with any questions.

Sincerely,

WestMountain Index Advisor, Inc.

/s/ Mark Scott

By: Mark Scott,

It’s Chief Financial Officer

cc.

Howard Efron, Staff Accountant

Robert Telewicz, Accounting Reviewer

Folake Ayoola, Attorney Adviser

Gregory Schifrin, WestMountain Index Advisor, Inc. CEO

James F. Biagi, Jr., Monahan & Biagi, PLLC